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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ____________

                                 SCHEDULE 13D
                                (Rule 13d-101)/1/


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 1(a))

                              Moore Medical Corp.
    ----------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
    ----------------------------------------------------------------------
                        (Title of Class of Securities)


    ----------------------------------------------------------------------
                                (CUSIP Number)


                              Joseph Greenberger
                          1370 Avenue of the Americas
                              New York, NY 10019
    ----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 6, 1998
    ----------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


____________________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or (4), check the following box / /.

     (a) Constitutes Amendment No. 1 to the Schedule 13D of Wilmer J. Thomas, Jr. (amending his Schedule 13D filed with respect to Optel Corporation, the Issuer's former corporate name), and the initial Schedule 13D of Douglas D. Thomas and William D. Porteous.
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
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CUSIP NO. 615799 10 3                        13D               PAGE 1 OF 9 PAGES
=========================================================================================================================
            1              NAMES OF REPORTING PERSONS

                           Wilmer J. Thomas, Jr.
                           Douglas D. Thomas
                           William D. Porteous

                           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                           Wilmer J. Thomas, Jr.   S.S. No. ###-##-####
                           Douglas D. Thomas       S.S. No. ###-##-####
                           William D. Porteous     S.S. No. ###-##-####
-------------------------------------------------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           Wilmer J. Thomas, Jr.             (a)/x/  (b)/  /
                           Douglas D. Thomas                 (a)/x/  (b)/  /
                           William D. Porteous               (a)/x/  (b)/  /
-------------------------------------------------------------------------------------------------------------------------
            3              SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*                       OO
-------------------------------------------------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
-------------------------------------------------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION
                           Wilmer J. Thomas, Jr. - USA
                           Douglas D. Thomas - USA
                           William D. Porteous - USA
-------------------------------------------------------------------------------------------------------------------------
                                       7                SOLE VOTING POWER
                                                        Wilmer J. Thomas, Jr.   0
                                                        Douglas D. Thomas       0
                                                        William D. Porteous     0
-------------------------------------------------------------------------------------------------------------------------
      NUMBER OF                        8                SHARED VOTING POWER
       SHARES                                           Wilmer J. Thomas, Jr.   213,243
    BENEFICIALLY                                        Douglas D. Thomas       213,243
      OWNED BY                                          William D. Porteous     213,243
        EACH              -----------------------------------------------------------------------------------------------
     REPORTING                         9                SOLE DISPOSITIVE POWER
    PERSON WITH                                         Wilmer J. Thomas, Jr.   0
                                                        Douglas D. Thomas       0
                                                        William D. Porteous     0
--------------------------------------------------------------------------------------------------------------------------
                                       10               SHARED DISPOSITIVE POWER
                                                        Wilmer J. Thomas, Jr.   213,243
                                                        Douglas D. Thomas       213,243
                                                        William D. Porteous     213,243
-------------------------------------------------------------------------------------------------------------------------

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
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CUSIP NO. 615799 10 3                        13D               PAGE 2 OF 9 PAGES
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           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           Wilmer J. Thomas, Jr.   213,243
                           Douglas D. Thomas       213,243
                           William D. Porteous     213,243
-------------------------------------------------------------------------------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /  /
-------------------------------------------------------------------------------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           Wilmer J. Thomas, Jr.   7.27%
                           Douglas D. Thomas       7.27%
                           William D. Porteous     7.27%
-------------------------------------------------------------------------------------------------------------------------
           14              TYPE OF REPORTING PERSON*
                           Wilmer J. Thomas, Jr. - IN
                           Douglas D. Thomas - IN
                           William D. Porteous - IN
=========================================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 615799 10 3                 13D                     PAGE 3 OF 9 PAGES


                          STATEMENT FOR SCHEDULE 13D
                          --------------------------

Item 1.  Security and Issuer.
-------  --------------------

            The class of equity securities to which this Statement relates is the common stock, $.01 par value ("Shares"), of Moore Medical Corp., a Delaware corporation (the "Issuer"), whose principal executive office is located at 389 John Downey Drive, New Britain, CT 06050-2740.

Item 2.  Identity and Background.
-------  ------------------------

            (a) The persons filing this statement are Wilmer J. Thomas, Jr., Douglas D. Thomas and William D. Porteous, as co-trustees of the Thomas Charitable Foundation, a trust established pursuant to the laws of Florida (the "Foundation"). Each such person is referred to as a "Reporting Person" and collectively as the "Reporting Persons".

            (b) The residence address of Wilmer J. Thomas, Jr., is 272 Undermountain Road, Salisbury, CT 06068-1510.

            The residence address of Douglas D. Thomas is 272 Undermountain Road, Salisbury, CT 06068-1510.

            The residence address of William D. Porteous is 46 Western Avenue, Cambridge, MA 12139.

            (c) The principal occupation of Wilmer J. Thomas, Jr., is private investor.

            The principal occupation of Douglas D. Thomas is an investor in an agricultural business.

            The principal employment of William D. Porteous is product manager of Supplyworks, Inc. (internet commerce), 57 Bedford St., Lexington, MA 02173.

            (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,
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CUSIP NO. 615799 10 3                  13D                    PAGE 4 OF 9 PAGES

federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

            The Foundation acquired 241,243 Shares on May 6, 1998, as a charitable gift from Wilmer J. Thomas, Jr. Other than by reason of his or her shared voting and dispositive power as a co-trustee under the Foundation's trust instrument, no Reporting Person has any beneficial interest in any Shares of the Issuer.

Item 4.  Purpose of Transaction.
-------  -----------------------

            The Reporting Persons have no present plan or proposal with respect to the Issuer. Pursuant to regulatory requirements to which the Foundation is subject, the Reporting Persons expect the Foundation to sell, annually, not less than 5% of the remaining Shares held by the Foundation. Depending on various factors, including the distribution of such amounts as may be decided upon to such persons or entities as may be selected as Foundation distributees, the Issuer's business affairs and financial position, the price levels of its Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such other actions with respect to the Foundation's investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time.

Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

            (a) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 2,932,061 shares of such class outstanding. As of the date of this Schedule, the Foundation owned, of record, and each Reporting Person owned, beneficially, 213,243 Shares, constituting approximately 7.27% of the shares outstanding of that class.

            (b) The Reporting Persons share the voting and dispositive power, by majority vote, of any securities held by the Foundation.

            (c) No Reporting Person has engaged in any transaction in the shares of Common Stock during the past sixty days except as set forth on Exhibit 1 attached hereto.

            (d) No person other than the Foundation is known to have the right to receive, and no person other than the Reporting Persons is known to have the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.
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CUSIP NO. 615799 10 3                   13D                    PAGE 5 OF 9 PAGES

            (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
-------  ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

            Except in their capacity as co-trustees under the Foundation's trust instrument, no Reporting Person has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

            1. Schedule of trading by Reporting Persons within the past 60 days (filed herewith).

            2. Powers of Attorney from each Reporting Person to Mr. William J. Thomas, Jr. (filed herewith).

            3.  Joint Filing Agreement, pursuant to Rule 13d-1(f), among Wilmer
J. Thomas, Jr., and each of the Reporting Persons (filed herewith).

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 16, 1998                   /s/ Wilmer J. Thomas, Jr.
                                       _________________________________________
                                            WILMER J. THOMAS, JR.




                                       /s/ Douglas D. Thomas
                                       _________________________________________
                                            DOUGLAS D. THOMAS




                                       /s/ William D. Porteous
                                       _________________________________________
                                            WILLIAM D. PORTEOUS
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CUSIP NO. 615799 10 3                 13D             PAGE 6 OF 9 PAGES


                                 Exhibit Index
                                 -------------

Exhibit 1 -    Trading within past 60 days             Page 7


Exhibit 2 -    Powers Of Attorney for each             Page 8
               Reporting Person

Exhibit 3 -    Joint Filing Agreement                  Page 9
               among the Reporting Persons